Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Oklahoma Gas and Electric Company for the registration of debt securities and to the incorporation by reference therein of our reports dated February 21, 2018, except as it relates to the changes due to the application of Accounting Standards Update 2017-07 described in Note 2, as to which the date is May 17, 2018, with respect to the financial statements and schedule of Oklahoma Gas and Electric Company, and our report dated February 21, 2018, with respect to the effectiveness of internal control over financial reporting of Oklahoma Gas and Electric Company, included in Oklahoma Gas and Electric Company's Current Report on Form 8-K dated May 17, 2018, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma
May 18, 2018